FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes      No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes      No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.	Press release dated July 22, 2005 announcing 2nd Quarter 2005 results.

Exhibit 99.1    Physical Statistics for 2Q 2005
Exhibit 99.2    Statements of Income for 2Q 2005
Exhibit 99.3    Statements of Income excluding the mobile subsidiary for 2Q 2005
Exhibit 99.4    Balance Sheets for 2Q 2005
Exhibit 99.5    Cash Flows for 2Q 2005

Item 1.
Quarterly Earnings Release
FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2005 (2Q05)

Highlights:

▸	The Company recorded a net income of Ch$13,194 million (US$22.8 million) in 2Q05 compared to a net income of Ch$6,443 million (US$11.1 million) in 2Q04.

▸	EBITDA in 2Q05 reached Ch$74,908 million (US$129.4 million) compared to Ch$88,136 million (US$152.2 million) in 2Q04.

▸	EBITDA Margin reached 51.5% in 2Q05 compared to 42.6% in 2Q04.

▸	Financial debt decreased 40% from US$1,628 million in 2Q04 to US$936 million in 2Q05.

(Santiago, Chile – July 22, 2005) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of June 30, 2005) for the second quarter of 2005. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for June 30, 2005, which was Ch$579.00 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

NOTE: As a consequence of the sale by Telefónica CTC Chile of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM), this business was deconsolidated as of July 1, 2004. In this regard and for comparison purposes, certain pro-forma information is referenced, excluding the mobile business. Furthermore, to help to clarify the effects of the mobile transaction, an additional pro-forma table is enclosed.

CONSOLIDATED RESULTS FOR 2Q05

(Comparisons refer to 2Q04)

REVENUES

Telefónica CTC Chile's revenues decreased by 29.8% in 2Q05 as compared to 2Q04, amounting to Ch$145,352 million (US$251.0 million). However, excluding the mobile business from 2Q04, revenues increased slightly 0.3% in 2Q05. This variation is explained by a 5.7% growth in Fixed Telecommunication revenues, mainly compensated by lower revenues in Corporate Communications while Long Distance revenues remained stable as compared to 2Q04.

OPERATING COSTS AND EXPENSES

Operating costs and expenses decreased by 36.6% in 2Q05, to Ch$117,623 million (US$203.1 million), as compared to Ch$185,644 million (US$320.6 million) in 2Q04. Excluding the mobile business in 2Q04, these costs decreased 1.9%.

This decrease is explained mainly by a 13.3% reduction in uncollectables as a result of an increased number of prepaid lines and by a decrease in average headcount of 1.3% in 2Q05. This was partly compensated by a change in the calculation of the severance provision.

EBITDA

As a result of the above, EBITDA1 in 2Q05 fell by 15.0% to Ch$74,908 million (US$129.4 million), compared to Ch$88,136 million (US$152.2 million) recorded in 2Q04. However, excluding the mobile business from 2Q04, EBITDA increased 2.2%.

EBITDA margin2 in 2Q05 was 51.5%, compared to the 42.6% recorded in 2Q04. Excluding the mobile business, EBITDA margin for 2Q04 reaches 50.5%.

DEPRECIATION

Total depreciation in 2Q05 decreased by 29.2% to Ch$47,179 million (US$81.5 million), as compared to 2Q04, mainly due to the deconsolidation of the mobile business. Excluding this effect, depreciation decreased 2.1% mainly explained by the lower level of capex of the last years.

OPERATING INCOME

OPERATING INCOME increased 29.1% to Ch$27,729 million (US$47.9 million) in 2Q05 when compared to Ch$21,474 million (US$37.1 million) in 2Q04. Excluding the mobile business in 2Q04, the increase in operating income was 10.6% because in 2Q04 the mobile business contributed with a negative operating income.

As a consequence, operating margin reached 19.1% in 2Q05 as compared to 10.4% in 2Q04. However, excluding the mobile business, the operating margin in 2Q04 reached 17.3%.

NON-OPERATING INCOME

NON-OPERATING INCOME: Telefónica CTC Chile decreased its non-operating loss by 44.5% as compared to 2Q04. The non-operating loss reached Ch$3,426 million (US$5.9 million) in 2Q05, as compared to a non-operating loss of Ch$6,169 million (US$10.7 million) in 2Q04. This is basically due to: (i) a decrease in interest expense explained by the 40.0% reduction in the average interest bearing debt in pesos (US$ 692 million) and to (ii) a lower goodwill amortization as a result of the sale of Telefónica Móvil de Chile S.A. in July of 2004. These were partially offset by: (i) a lower net non operating revenue, since in 2Q04 an extraordinary gain was recognized from the sale of Publiguías for Ch$6,570 million (US$11.3 million) and (ii) a 19.1% decrease in monetary correction due to the positive CPI of 1.8% registered in 2Q05 vs. 1.3% in 2Q04 and a lower debt level in 2Q05.

INCOME TAXES

INCOME TAXES: In 2Q05, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$11,107 million (US$19.2 million) as compared to the Ch$8,892 million (US$15.4 million) tax charge registered in 2Q04. The higher tax charge is explained by the increase in results from the period.

Total income tax in 2Q05 is composed of Ch$9,071million (US$15.7 million) in current income tax and a Ch$2,037 million (US$3.5 million) net charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

NET RESULT

The Company recorded net income of Ch$13,194 million (US$22.8 million) in 2Q05 vs. net income of Ch$6,443 million (US$11.1 million) recorded in 2Q04.

Net income per ADR in 2Q05 amounted to US$0.095, compared to a net income per ADR of US$0.042 recorded in 2Q04. Furthermore, net income per share in 2Q05 equaled Ch$13.8 as compared to Ch$6.7 in 2Q04.

[1]	EBITDA = operating income + depreciation

[2]	EBITDA margin = (operating income + depreciation) / total operating revenues

CAPEX

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$31.3 million in 2Q05 compared to US$51.0 million in 2Q04, mainly due to the deconsolidation of the mobile business in July, 2004. Capital expenditures, excluding the mobile business, amounted to US$27.6 in 2Q04.

FIXED TELECOMMUNICATIONS

Increased revenues from broadband business and commercial plans compensate negative trends of traditional voice services

Fixed Telecommunications is broken into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising and public telephones, among others). Fixed telecommunications revenues, which represented 77% of total operating revenues in 2Q05, increased 5.7% to Ch$111,195 million (US$192.0 million) in the period as compared to 2Q04.

Since April, 2005, the Company initiated the corresponding charge or credit to clients of the new tariffs from TD 169, published in the Official Gazette in February, 2005. Additionally, in 2Q04 the Company made the corresponding provisions.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed by tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased slightly by 0.1% to Ch$75,622 million (US$130.6 million) in 2Q05 as compared to 2Q04. This decrease is mainly attributable to a 14.2% decrease in the fixed monthly charge and a 15.9% decrease in the variable charge, both mainly due to: (i) a lower number of lines subject to fixed monthly and variable charge and (ii) a 10.5% decrease in total local traffic for 2Q05 compared to 2Q04. These decreases were mostly compensated by revenues resulting from commercialization of plans of minutes allowed by the tariff flexibility, which generated revenues for Ch$10,146 million (US$17.5 million).

The revenues related to Broadband, which as of 2Q05 include sales to wholesalers, grew 65.9% to Ch$10,364 million (US$17.9 million) in 2Q05, due to the growth of 50.5% in ADSL connections in the quarter. This growth in ADSL connections was driven by the successful marketing of the plans Speedy Night & Weekend and joint offers of plan of minutes plus broadband.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, and as of 2Q05 they also include network services to wholesalers, among others. These revenues increased by 47.0% in 2Q05 to Ch$11,212 million (US$19.4 million) as compared to 2Q04. This increase was mainly due to (i) higher revenues from mobile-fixed interconnection due to the deconsolidation effect of the mobile business since July 2004, where these access charges were registered as inter-company sales and now they are sales to a third party, (ii) the reclassification of network service revenues to wholesaler clients which were previously presented as revenues under corporate communications, and (iii) the positive effect of the new Tariff Decree No. 169 in access charges.

Revenues from Other fixed telecommunications businesses, includes revenues generated as a result of the Company's contract with Publiguías, those generated by the subsidiaries Telemergencia (home security services) and Telefónica Internet Empresas associated to internet access, public telephones revenues, interior installations and in equipment marketing revenues. These revenues decreased by 10.3% in 2Q05 to Ch$13,997 million (US$24.2 million) as compared to 2Q04, and this is mainly due to a decrease in equipment marketing revenues, which were partly compensated by a 19% increase in revenues from Telemergencia.

LONG DISTANCE

Increased market share in DLD and ILD to 46.6% and 32.4%, respectively

Long distance revenues include revenues from domestic and international long distance traffic carried by Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 10.4% of consolidated operating revenues in 2Q05, remained stable as compared to 2Q04, and amounted to Ch$15,160 million (US$26.2 million). The revenue is explained by lower revenue in DLD and ILD, which was compensated by higher revenues for rental of the long distance network to other telecom operators due to the deconsolidation of the mobile business, given that previously these rentals were considered inter-company. Revenues from DLD and ILD decreased 11.1% and 6.1% respectively. The traffic in 2Q05 decreased 8.2% in DLD and 2.7% in ILD and tariffs declined 3.6% and 1.7% in DLD and ILD, respectively.

CORPORATE CUSTOMER COMMUNICATIONS

ATM links and Datared decreased by 6% and 12% , while data links through the IP network grew by 26%

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications; (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 12.5% of consolidated revenues, decreased by 11.4% to Ch$18,207 million (US$31.4 million) in 2Q05 as compared to 2Q04. The decrease in these revenues was mainly due to: (i) reclassification of revenues from network services to wholesaler clients which were reclassified to fixed telecommunications for Ch$2,245 million, and (ii) a 19.7% decrease in complementary services, resulting from the reclassification of revenues for information services (600 and 800 numbers) to fixed telecommunications revenues which amounted to Ch$898 million in 2Q05. In 2Q05, ATM links and Datared decreased by 6% and 12%, while data links through the IP network (dedicated IP) grew by 26%.

OTHER BUSINESSES

These revenues include those from other Company subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 0.5% of total operating revenues in 2Q05, decreased 16.9% to Ch$790 million (US$1.4 million) in 2Q05.

BUSINESS UNIT PERFORMANCE FOR 2Q05

	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)
Consolidated	74,908	51.5%	13,194
Individual by Business Unit
Fixed Telecommunications	60,529	48.1%	7,308
Long Distance	6,917	34.0%	3,424
Corp. Communications	6,335	29.7%	2,288

COMPANY NEWS

ISSUANCE OF SERIES F COMERCIAL PAPERS FOR Ch$23.000 MILLION

On April 26, 2005, the Company issued commercial papers for Ch$23,000 million at a monthly nominal rate of 0.41% for 12 months, expiring on March 28, 2006. The purpose of the issuance was to temporarily raise cash for tax and dividend payments in April and May, respectively. The issuance also counted on local ratings of F1+ and N-1 from Fitch Chile and Humphreys, respectively. The highest available rating for short term debt.

TELEFÓNICA CTC DAY, WILL BE HELD ON AUGUST 26, 2005, IN NEW YORK CITY, COMMEMORATING THE 15-YEAR ANNIVERSARY OF THE COMPANY'S NYSE LISTING

15 years on the NYSE, 125 of history in Chile

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS
WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez - Florencia Acosta	Kevin Kirkeby
TELEFONICA CTC CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
schelle@ctc.cl, vgaete@ctc.cl	kkirkeby@hfgcg.com
mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing and value-added services, among others.

This news release contains certain forward-looking statements within the meaning of the
United States Private Securities Litigation Reform Act of 1996, including but not limited to
Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects",
"anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control